Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

LEVEL 3 COMMUNICATIONS, INC.

	Nine Months Ended		Fiscal Year Ended
	9/30/2006	9/30/2005	2005	2004	2003	2002	2001

Loss from
Continuing Operations Before Taxes	$(555)	$(478)	$(702)	$(477)	$(746)	$(991)	$(4,351)
(Earnings) Losses of Equity Investees	—	—	—	—	(3)	(13)	(16)
Interest on Debt, Net of Capitalized Interest	481	391	530	485	567	560	646
Amortization of Capitalized Interest	51	51	68	68	68	68	68
Interest Expense Portion of Rental Expense	30	20	25	29	31	20	19

Earnings (Losses) Available for Fixed Charges	$7	$(16)	$(79)	$105	$(83)	$(356)	$(3,634)

Interest on Debt	$481	$391	$530	$485	$567	$560	$703
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	30	20	25	29	31	20	19

Total Fixed Charges	$511	$411	$555	$514	$598	$580	$722

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$(504)	$(427)	$(634)	$(409)	$(681)	$(936)	$(4,356)

The computation for 2005 - 2002 have been restated to reflect the results of Software Spectrum, which was sold in September 2006, as discontinued operations.